July 27, 2007
BY EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Barr Pharmaceuticals, Inc.
Form 10-K/T for the Transition Period from July 1, 2006 to December 31, 2006
File No. 001-09860
Dear Mr. Rosenberg:
     Set forth below is the response of Barr Pharmaceuticals, Inc. (the “Company”) to the follow-up question posed by Vanessa Robertson of the Commission during telephone conversations that took place on June 25, 2007 and July 11, 2007 between Ms. Robertson and the undersigned. The question was posed in reply to the Company’s supplemental response letter to the Commission, dated June 8, 2007, which was submitted in reply to questions posed by Ms. Robertson to the undersigned during a telephone conversation that took place on May 17, 2007. As directed by Ms. Robertson, we are not repeating the Company’s responses contained in its initial response letter, dated April 13, 2007, to the Commission’s comment letter dated March 30, 2007, but rather are including the Commission’s initial comment together with its most recent follow-up question to that comment.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of the fiscal years ended June 30, 2005 and June 30, 2004 — Research and Development, page 60
Comment 2. Please provide to us a description of the asset that resulted in the $22 million write-off related to the Schering agreement. Include specifically the nature of this asset that allowed it to be capitalized at the time of the merger.
     Follow-up to Comment 2: We have read your response to this comment contained in your supplemental response letter, dated June 8, 2007. Since the Development and License agreement did not have any alternative future use, please explain to us why the development costs were not expensed at the time of acquisition.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
July 26, 2007

Response:
In response to the above follow up comment and per our telephone conversations with the Staff on June 25, 2007 and July 11, 2007, Barr Pharmaceuticals, Inc. (the “Company”) provides the following background information on the business combination involved and the Company’s basis for its accounting for the Development and License Agreement with Schering AG as an intangible asset.
The Company acquired substantially all of the assets and liabilities of Enhance Pharmaceuticals Inc. (“Enhance”) for $44 million in June 2002. At that time, the Company engaged an independent third party valuation firm to assist it with the purchase price allocation. Included in this allocation were fair values assigned to the following intangibles:
•	Acquired in-process research and development costs (“IPR&D”), which were expensed immediately;

•	Core technology intangible assets; and

•	A Development and License Agreement (the “License Agreement”) between Enhance and Schering under which Enhance had licensed to Schering certain rights to exploit Enhance’s proprietary vaginal ring technology for a urinary incontinence product (“UI Product”).
In assessing the accounting treatment for the assets above, we considered the guidance set forth in both FASB #141 — Business Combinations and the American Institute of Certified Public Accountants (“AICPA”) Practice Aid Series, “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries,” together with FIN #4 — Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method — an interpretation of FASB Statement No. 2.
With respect to the License Agreement, Schering was to (a) reimburse Enhance (and, after the acquisition, the Company) for its costs in developing a UI Product for Schering, (b) conduct Phase III clinical trials and (c) file and maintain the appropriate New Drug Approval application (“NDA”) with the Food and Drug Administration (“FDA”). In addition to reimbursing Enhance for its development costs, Schering was to make certain defined milestone payments to Enhance (e.g., filing of the NDA, first commercial sales milestones in selected markets, etc.), and enter into a supply agreement whereby Enhance would supply product to Schering, and Schering in return would pay Enhance 20% of the UI Product sales it generated.
Upon acquisition of Enhance in June 2002, the Company had three sources of cash flow from the License Agreement, which were: immediate development reimbursement revenue; potential milestones; and the product supply revenues described above.
For the fiscal year ended June 30, 2003 and for the period from July 1, 2003 to March 31, 2004, the Company recorded $3.5 million and $2.1 million, respectively, of development reimbursements from

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
July 26, 2007

Schering, which the Company reflected in its statements of operations along with amortization of the intangible asset under the License Agreement.
While the License Agreement had no alternative future use outside of the rights available to the Company through the License Agreement itself, the Company considered the above background information and the following facts in its decision to capitalize the fair value of the License Agreement acquired as an intangible asset in the initial purchase price allocation for the Enhance acquisition:
•	The services (development activities and product supply) that were to be performed by Enhance (and subsequently the Company) under the terms of the License Agreement were in support of Schering obtaining FDA approval and launching the UI Product.

•	The Company did not have any risk associated with the License Agreement as Schering was to fund all of the Company’s development costs and make milestone payments to the Company upon the UI Product’s approval and subsequent commercialization.

•	Schering was to file and maintain the NDA with the FDA for the UI Product.

•	The Company did not have any rights under the License Agreement to sell, transfer or assign its rights to others.

•	Schering had the ability, and in fact executed its right, to terminate the License Agreement, effective March 31, 2004.
In addition to the above facts, we considered Paragraph 39 of SFAS 141 as noted in our first response to the Commission on this topic which states the following: “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” Paragraph A-14 d(1) of SFAS 141 further clarifies that licensing agreements are examples of contract-based intangible assets. The License Agreement meets the definition of a contractual arrangement as defined in paragraph 39 and as illustrated by the example of licensing agreements in paragraph A-14 d(1).
Paragraph 23 further states: “Contract-based intangible assets represent the value of rights that arise from contractual arrangements. Customer contracts are one particular type of contract-based intangible asset.” While the License Agreement is a contractual licensing arrangement, as described above, it is also a contract whereby the Company would provide services to Schering in return for reimbursements, milestones and supply revenues.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
July 26, 2007

In concluding that the fair value of the License Agreement should be capitalized as part of the purchase price allocation, the Company also gave consideration to recording this License as an asset and expensing the asset as IPR&D. However, with IPR&D, it is not typical that another party controls the asset (in this case Schering controlling the UI Product), or where the transaction results in no risk to the Company (as in this instance where we were generating immediate cash flows through the reimbursement of the research and development expenses we were incurring). Therefore, the License Agreement was determined to be an intangible asset under SFAS 141 based on the criteria noted above.
Finally, as disclosed in the footnotes to the Company’s financial statements on page F-19 of its Form 10-K/T for the transition period ended December 31, 2006, the License Agreement was terminated by Schering on March 31, 2004 and the Company wrote-off the remaining intangible asset balance of $22 million. Accordingly, since March 31, 2004, there have been no remaining balances from the License Agreement on the Company’s balance sheet.
     In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *
     Please direct any further comments or questions you may have to the undersigned at (201) 930-3730 (phone), (201) 930-3330 (fax) or bmckee@barrlabs.com.
     Thank you.

Very truly yours,
/s/ Sigurd C. Kirk
Senior Vice President and Corporate Controller

cc:	Bruce L. Downey (Chief Executive Officer, Barr Pharmaceuticals, Inc.)
William T. McKee (Executive Vice President and Chief Financial Officer, Barr Pharmaceuticals, Inc.)
Frederick J. Killion (General Counsel, Barr Pharmaceuticals, Inc.)
George Stephan (Chairman of the Audit Committee, Barr Pharmaceuticals, Inc.)
Paul Krieger (Deloitte & Touche LLP)
William M. Rustum (Gibson, Dunn & Crutcher LLP)